EXHIBIT 99.1

Record Launches for SafeStop - Leading School Bus Tracking App Adding Vehicles in Five States This Month

More Parents and School Officials Will be Able to Securely Track School Vehicles in Real-time Before Winter Arrives

CHARLESTON, S.C., Nov. 11, 2015 (GLOBE NEWSWIRE) -- SafeStop, the original mobile app that connects parents and school officials to the vehicles transporting their students, has announced an additional 250 school vehicles in five states are launching service in November before the winter weather arrives. This launch will provide more than 30,000 parents the opportunity to utilize the app in both large public school systems and small private schools.

"As leaders in this area we are seeing more and more interest from school districts this fall as the temperature drops and parents across North America are learning more about SafeStop and how it is a new 'must have' for busy parents," stated Patrick Gallagher, Director of Sales for SafeStop. "School officials who are looking to provide a higher level of customer service to their parents are turning to SafeStop which means not leaving parents and students out in the cold to wait for the bus. Our unique algorithm gives parents the comfort and security they need to know where and when the bus is coming and when it has arrived."

SafeStop was created in 2013 and is the fastest growing app of its kind that allows parents and school officials to securely track their school bus. The app also includes a real-time map feature that displays the location of their child's bus, provides estimated arrival times at their bus stop, and provides parents with an alerts and messaging center. The messaging system eliminates the need for phone calls to schools or bus depots and serves as an extra communication channel alerting parents about important school news such as delays, closings, early dismissals or upcoming school events.

As a management tool, school officials use the proprietary information and data collected by SafeStop to establish and review Key Performance Indicators (KPI's) and provide ridership reports for their transportation system so they can compare, evaluate and improve their on time performance.

"This is the second year since we developed and launched the app. We now have thousands of parents using our app and taking advantage of the peace of mind that the app provides them knowing where their child's bus is and when it is coming. School business officials are finding that the administration reports we provide are an excellent way to measure performance and potentially lower the cost of their operations. It's really a win-win," added Gallagher.

SafeStop is available in all 50 states in the U.S. and 10 provinces in Canada. It is compatible with any transportation provider, any GPS hardware, and any routing software. The service provides flexible payment options and can be a subscription service, parent pay, school/district pay or sponsor pay. Fall pricing includes lower than ever launch costs and pro-rated monthly plans that allow schools and districts to start using the app anytime during the school year.

Parents are encouraged to contact their school officials to request the installation of SafeStop. Private, charter and public schools along with colleges and universities interested in the service can contact a representative through the company's website. To learn more about the SafeStop app and to contact a representative, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop app provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. The app continues to evolve and will bring timely, accurate and valuable information to parents and school officials across America. For more information, visit www.SafeStopApp.com.

CONTACT: Media contact:
         Doug Coupe
         Director of Communications
         843.884.2720

         For sales information:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com